

December 7, 2016

Cynthia R. Beyea, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

      Re: USCF Mutual Funds Trust
            File Nos. 333-214468, 811-23213

Dear Ms. Beyea:

On November 7, 2016, you filed a registration statement on Form N-1A on behalf of the USCF Mutual Funds Trust (the "Fund"). The Fund has one series, the United States Commodity Fund. We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please explain in detail how the Fund intends to comply with Rule 35d-1(a)(2) of the Investment Company Act of 1940 (the "1940 Act"), which would require the Fund to have an investment policy to invest 80% of the value of the Fund's net assets, plus the amount of any borrowings for investment purposes, in "commodity" investments, as suggested by its name, and at the same time operate as an investment company, per the definition in Section 3 of the 1940 Act.

2. The Fund should disclose that 80% of the Fund's assets will be invested in investments economically tied to the country specified in its name (*i.e.*, the "United States"). See Rule 35d-1(a)(3)(i).

3. The United States Treasury and Internal Revenue Service ("IRS") recently published a proposed regulation (REG-123600-16) concerning corporations seeking to qualify as a "regulated investment company," as defined in Subchapter M of the Internal Revenue Code. If this regulation was adopted as proposed, please supplementally explain how the Fund would comply with the regulation and how the proposed rule would impact the Fund's proposed strategy to invest through the Subsidiary.

Investment Objective (p. 1)

    4. Please clarify whether the objective is to seek total return or to track the performance of the SDCI.

Fees and Expenses of the Fund (p. 1)

    5. In the section titled "Fees and Expenses of the Fund," the fee table discloses "Acquired Fund Fees and Expenses" ("AFFE"). Consistent with Item 3, Instruction 3(f)(i), move the AFFE expense line item above the "Total Annual Fund Operating Expenses" line.

Principal Investment Strategies General Comments

    6. The disclosure does not clearly describe how the Fund's assets will be invested. It appears the Fund will invest 25% of its assets in a Subsidiary, and the remainder of the portfolio in fixed-income investments in an effort to track the performance of an index.

        a. Please revise the Principal Investment Strategy to clarify the Fund's direct investment in the Subsidiary and any other direct investments.

        b. Please disclose whether the Fund may invest directly in commodities, commodity futures contracts and commodity-linked instruments outside of its investment in the Subsidiary.

        c. Please disclose any indirect principal investments the Fund may make.

    7. Please disclose if a principal portion of the Fund's or the Subsidiary's assets is actively managed. Please also describe the portfolio manager's decision-making process to buy or sell Fund or Subsidiary holdings.

    8. Since the Fund may use derivative instruments, please review your disclosure in light of the observations from the Division of Investment Management: Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

    9. The disclosure on page 9 states that "to the extent the Fund's performance tracks the SDCI as its benchmark, it will likely not equal the change in the spot prices of commodities over a time period greater than one day." Please disclose in the Principal Investment Strategies that "the Fund intends to track the performance of its benchmark as measured on a daily basis and not over the long term."

Principal Investment Strategies (pg. 2-3)

10. In the first paragraph, please rephrase the third sentence to clarify the SDCI's components consist of both commodities futures contracts and fixed income securities.

11. In the same sentence, please explain in plain English the terms "fully margined" and "collateralized."

12. In the first paragraph, please disclose the identity of the index provider and disclose that the SDCI is created and maintained by an affiliate of the Fund.

13. Please delete the last sentence of the first paragraph and add it to the principal risk section.

14. In the third paragraph, the disclosure states the total return of the SDCI is generated by two components: "(i) a daily fixed income return reflecting the interest earned on a hypothetical collateral portfolio of fixed income investments and (ii) the uncollateralized returns from the Benchmark Component futures contracts." Explain how the fixed income components are selected for inclusion in the index and describe how such components are included in the index calculation.

15. In the third paragraph, the disclosure defines "Other Commodity-Related Investments" and "Commodity Interests." In the fourth paragraph, the disclosure uses the term "commodity-linked derivatives." Please define commodity-linked derivatives and distinguish it from "Other Commodity-Related Investments" and "Commodity Interests."

16. Please disclose the following information regarding the index in an appropriate paragraph:

    a. Disclose a summary of the three step process by which the 14 commodities and the futures contracts for those commodities are selected, per the SDCI's methodology.

    b. Disclose, as of a recent date, the identity of the commodities included in the index.

    c. Disclose, as of a recent date, the percentage breakdown in the index between fixed income securities and commodity futures contracts.

Principal Risks of Investing in the Fund – Foreign Commodity Markets Risk (p. 5)

17. Will the Fund invest principally in foreign securities? If the Fund will invest principally in non-commodity foreign investments, please disclose this in the Principal Investment Strategies section.

18. Please combine the "Foreign Commodity Markets Risk" with the similar disclosure found in the "Non-U.S. Investments Risk" on page 6.

Principal Risks of Investing in the Fund – Regulatory Risk (p. 6)

19. Please define "Futures Exchanges" upon first use.

Additional Principal Risk Information about the Fund (pp. 9-10)

20. Form N-1A states that the Item 4 Narrative Risk Disclosure should be "[b]ased on the information given in response to Item 9(b)" and that the disclosure should "summarize" the principal risks of investing in the Fund. It appears the disclosure in Item 4 provides more than just a summary of the information given in response to Item 9(b). Please reconcile.

Management – Sub-Adviser to the Subsidiary (p. 11)

21. The disclosure states, "[a]s compensation for the services that it provides to the Subsidiary, including selecting the Commodity Interests, SummerHaven receives a management fee of 0.10% of the Fund's average daily net assets, which is calculated daily and paid monthly." Does the 0.10% fee include a licensing fee for using the SDCI? If not, is SummerHaven or SHIM paid a separate licensing fee?

Management – Manager of Managers Structure (p. 11)

22. Please provide us with an update on the status of the exemptive application referenced in this section.

Management – Advisory Fees (p. 12)

23. The disclosure states the advisor will receive a 0.90% management fee. This is inconsistent with the 0.80% management fee shown in the "Fees and Expenses of the Fund" on page 1 and in the "Management Services" – "Advisory Fees" section of the SAI on page 23. Please reconcile.

Management – Advisory Agreements (p. 12)

24. The disclosure states, "[t]he basis for the Board's approval of these agreements will be explained in the Fund's first semi-annual report to shareholders." Pursuant to N-

1A Item 10(a)(1)(iii), please provide the period covered by the relevant semi-annual report to shareholders.

Other Service Providers – Management of the Subsidiary (p. 14)

25. The Fund intends to invest in a Subsidiary, the USCF Cayman Commodity 1. The Subsidiary is a "Controlled Foreign Corporation," ("CFC"). Please respond to the following comments with respect to the Subsidiary, and any of its subsidiary(ies):

    a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

    b. Disclose any of the CFC's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

    c. Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

    d. Confirm in correspondence that:

        i. the CFC's management fee (including any performance fee) will be included in "Management Fees";

        ii. the CFC and its board of directors will agree to designate an agent for service of process in the United States; and

        iii. the CFC and its board of directors will agree to inspection by the staff of the CFC's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Performance Information of a Related Strategy (Not the Fund) (pp. 24-25)

26. The disclosure states, "the Other Fund is subject to different rules under the Code." Please disclose that the Other Fund is not subject to limitations imposed by the 1940 Act.

27. The prior performance disclosure states that the performance information is for the periods ended September 30, 2016. This information should be calculated as of the calendar year end as required by the standardized SEC method or the disclosure should reflect the method for calculating the performance and that the method differs from the standardized SEC method.

28. Please represent supplementally that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the "Advisers Act").

Statement of Additional Information

Cover Page (p. 1)

29. Pursuant to Item 14(a)(3)(iii), please include a statement or statements whether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D.

Investment Objective and Policies – Investment Restrictions (pp. 2-3)

30. The disclosure states, "the Fund will invest at least 25% of the value of its net assets in investments offering exposure to commodities . . ." Please also include this concentration policy in the Principal Investment Strategies.

Additional Information About the SDCI (p. 4)

31. Confirm supplementally that the Adviser has adopted policies and procedures pursuant to Rule 17j-1 1940 Act and Rule 204A-1 of the Advisers Act that address conflicts that may arise as a result of self-indexing.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Commodity Interests (p. 7)

32. Please clarify this disclosure to define and explain a commodity-linked instrument.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Commodity Interests – Commodities and Commodity Contracts (p. 7)

33. The disclosure states the Fund "may purchase or sell precious metals directly." Please supplementally explain to what extent the Fund plans to invest directly in commodities.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Cash, Cash Equivalents (p. 9)

34. This section references investing in certain securities "for temporary defensive purposes." However, the Prospectus on page 3 discloses "[t]he Fund does not . . . take defensive positions . . . ." Please reconcile this apparent inconsistency.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Strategies – Other Investment Companies and Pooled Investment Vehicles (p. 10)

35. The disclosure states, "[t]he Fund may also invest a portion of its assets in pooled investment vehicles other than registered investment companies." Does the Fund intend to invest in the United States Commodity Index Fund to gain exposure to the index? If so, disclose.

Additional Information About Investment Strategies and Risks - Additional Information About Investment Risks – Prepayment Risk (p. 13)

36. This risk factor discusses prepayments of interest and principal on mortgage-backed securities. Please disclose if the Fund will invest in mortgage-backed securities as a principal strategy and how the Fund will use such investments.

Management Services – Advisory Fees (p. 23)

37. The disclosure states, "[t]he Fund is newly formed and did not have any shares outstanding as of the date of this SAI." Revise the disclosure to state the Fund is newly formed and has not paid any advisory fees as of the date of this SAI.

Dividends and Distributions – General Policies (p. 30)

38. The disclosure states, "[d]ividends from net investment income are declared and paid at least annually by the Fund." However, the disclosure in the Dividends and Distributions section of the Prospectus on page 21 states that "[t]he Fund intends to pay out dividends on a quarterly basis." Please reconcile the inconsistency.

Taxation – The Fund's Investment in the Subsidiary (pp. 36 - 37)

39. The disclosure regarding the Fund obtaining an opinion from counsel regarding the classification of the Subsidiary's income as qualifying income for purposes of the 90% Income Test is bracketed in the SAI but not the Prospectus. Please revise the disclosure to reflect whether the Fund will obtain an opinion from counsel.

Financial Statements (p. 41)

40. Please confirm that the Fund will include in a pre-effective amendment a Statement of Assets and Liabilities disclosing the Fund's initial seed funding. The Staff will review this document, and may provide additional comments.

Closing

        We note that portions of the filing are incomplete or bracketed. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions regarding this letter, please contact me at (202) 551-7587.

        Sincerely,

        /s/ Trace W. Rakestraw

        Trace W. Rakestraw
        Senior Counsel